January 14, 2007
VIA U.S. MAIL

Mary E. Thornton
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re:	Metlife Investors USA Insurance Company
      Metlife Investors USA Variable Life Account A
	Initial Registration Statement on Form N-6
	File Nos. 333-147509 & 811-21851

Dear Ms. Thornton:

The staff has reviewed the above-referenced registration statement, which the Commission received on November 19, 2007. Based on your representation that the filing is substantially similar to File No. 333-73676, the filing received a selective review. Based on this review, we have the following comments on the filing. Note that page numbers refer to the marked courtesy copy.

1. General

Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

2. Right to Examine Policy, pages 4 and 23-24

Please revise the disclosure to state that if a policy owner returns his policy during the free-look period, he will receive premiums paid or any other amount required under state law if that amount is greater than the surrender value of the policy.

3. Tax Benefits, page 5

Please disclose that the death benefit may be subject to estate taxes.

4. Transaction Fees, pages 7-8

a. Please add the policy re-issue/re-dating fee described on page 41 to the table.

b. Please make it clear that the Surrender Charge and Partial
Withdrawal Charge may be assessed simultaneously.

5. Cost of Insurance Charge, page 8

Please add a footnote describing the characteristics of an individual subject to the minimum COI fee and an individual subject to the maximum COI fee.

6. Policy Charge, page 9

Please revise the table to show the maximum Policy Charge in years 2+ as $9, so that it is consistent with the disclosure of that charge on page 40.

7. Annual Portfolio Operating Expenses, pages 12-14

a. Please update the footnotes in this section. In this regard, please note that you may only reflect contractual expense reimbursements and waivers in the table if they extend a year beyond the date of the prospectus.

b. If any of the American Funds are feeder funds, please disclose this fact and confirm that the prospectuses of both the master and the feeder will be included with the contract prospectus.

c. With respect to the funds of funds described in footnote (5) on page 13, please disclose in this section whether any of the underlying funds pays a 12b-1 fee to Metlife Investors USA Insurance Company or any of its affiliates.

8. The Company, page 16

Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support the company`s guarantees under the policy.

9. Voting Rights, page 20-21

Please disclose voting procedures and quorum requirements for votes held by the separate account (i.e. requesting approval to substitute underlying funds).

10. Death Benefits, pages 26-29

Please specify which riders may impact the death benefit and include a cross-reference to their description in the prospectus.




11. Reduction in Face Amount, pages 28-29

If true, please disclose that a reduction in the face amount may be subject to a partial withdrawal fee.

12. Surrenders and Partial Withdrawals, pages 29-30

a. Please include examples showing: (a) the calculation of cash surrender value for a contract surrendered during the first Policy year, including the impact of Surrender Charges, Coverage Expense Charges and Policy Charges; (b) the calculation of the death benefit, face amount and cash surrender value of a contract subject to a partial withdrawal during the second Policy year; (c) the calculation of a face amount reduction due to a partial withdrawal occurring 12 months after a face amount increase; and (d) the impact of a partial surrender on rider benefits.

b. Please disclose the impact of any riders on surrenders or partial withdrawals.

13. Transfers: American Funds Monitoring Policy, page 31

Please update the disclosure concerning the status of your ability to impose the American Funds` Monitoring Policy.

14. Portfolio Redemption Fees, page 32

Please disclose the potential that the portfolios will assess a redemption fee in a footnote to the Transaction Fees table.

15. Additional Benefits By Rider, pages 35-36

Please clarify at the beginning of this section whether any of the riders are mutually exclusive, how may of the riders may be concurrently elected by a contract owner, and any negative consequences to having more than one rider in effect at the same time.

16. Acceleration of the Death Benefit Rider, page 36

Please explain the concepts of discounting and present valuing in plain English and include an example of the calculation of the death benefit under the rider. In addition, please disclose the minimum and maximum interest rates you will use in determining the benefit.

17. Surrender Charge, pages 38-39

Please specify what is provided in consideration for the Surrender Charge. In this regard, we note that the policy has a front-end load, as well as a surrender charge.


18. Personalized Illustrations, page SAI-5

Please state, as you do in the prospectus, that each illustration provided in excess of one per year may be subject to a $25 fee.

19. Tandy Comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
* * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
** * * * * * * * * * *
   Responses to these comments should be made in a letter to me and in a post-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.
   Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.
   If you have any questions, please call me at (202) 551-6751. Mail or deliveries should include a reference to zip code 20549-4644.


      Sincerely,



      Alison White
      Senior Counsel
      Office of Insurance Products



1